Exhibit 8

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON MINES ANNOUNCES ELECTION OF DIRECTORS

Toronto, ON – May 10, 2013… Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML) (NYSE MKT: DNN) announced that the nominees listed in the management proxy circular for the 2013 Annual and Special Meeting of Shareholders (“Annual Meeting”) were elected as directors of the Company. Detailed results of the vote for the election of directors held at the Annual Meeting yesterday in Toronto are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Eun Ho Cheong	159,869,942	98.13	3,044,875	1.87
John H. Craig	153,539,453	94.25	9,375,365	5.75
W. Robert Dengler	159,334,941	97.80	3,579,877	2.20
Brian D. Edgar	157,289,566	96.55	5,625,251	3.45
Ron F. Hochstein	158,941,573	97.56	3,973,244	2.44
Lukas H. Lundin	156,908,942	96.31	6,005,875	3.69
William A. Rand	156,411,765	96.01	6,503,052	3.99
Catherine Stefan	161,062,847	98.86	1,851,970	1.14

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Namibia, and Mongolia. Including the high grade Phoenix deposits, located on its 60% owned Wheeler project, Denison’s exploration project portfolio includes 50 projects and totals approximately 658,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J-Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, a 75% interest in the newly acquired Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division and is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact:
Ron Hochstein	(416) 979-1991
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

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